

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2011

Via Facsimile
Mr. Devasis Ghose
Chief Financial Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

> **Re:** **Skilled Healthcare Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 14, 2011**
> **Form 8-K**
> **Filed September 8, 2011**
> **File No. 001-33459**

Dear Mr. Ghose:

We have reviewed your response letter dated September 28, 2011 and your filings and have the following comments. As noted in our letter dated March 15, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K
Filed September 8, 2011
Exhibit 99.1.

1. We note your response to comment two from our letter dated September 14, 2011. Refer to your reconciliation of Forecasted Net Income to Forecasted Adjusted EBITDA and Forecasted Adjusted EBITDAR. As presented, your net income forecast is premised on "no goodwill or intangible asset impairment charge." While you indicate that Forecasted Adjusted EBITDA and Forecasted EBITDAR will not be impacted by any impairment charge, Forecasted Net Income will be.

Since at the date of the issuance of the revised guidance, you were conducting an interim goodwill impairment test as you represented in your response, we continue to believe that it does not seem appropriate to issue a revised 2011 guidance assuming no goodwill impairment charge without clearly communicating to your investors that in light of potential impairment indicators, including but not limited to the CMS' 11.1% reimbursement rate cuts and its resultant impact on your market price, you were currently conducting an interim goodwill test to determine whether an impairment charge was necessary. Therefore, we believe that you should amend your Form 8-K to state that the Company is currently conducting an interim goodwill impairment test, the result of which is not reflected in your Forecasted Net Income to ensure a balanced discussion of forecasted GAAP and non-GAAP measures. Please revise or advise.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director